Exhibit 99.1

Otonomo Reports Fourth Quarter and Full
Year 2021 Financial Results

HERZLIYA, Israel, February 15, 2022-- Otonomo Technologies Ltd. (Otonomo), (Nasdaq: OTMO), the mobility intelligence company, today announced its financial results for the fourth quarter and full year, ending December 31, 2021.  In 2021, Otonomo reported a growing number of use cases and across a wider set of geographies, entered into six new OEM contracts, acquired Neura and further developed in the platform.  Otonomo’s  cash and cash equivalents, and restricted cash balance as of December 31, 2021 was $208.1 million.

Otonomo Full Year & Q4 2021 Financial Highlights

•	Total Revenue for the fourth quarter was $1.1 million compared to $212 thousand, in the fourth quarter 2020
•	Revenue for the full year 2021 was $1.7 million, compared to $394 thousand in 2020
•
GAAP operating loss for the fourth quarter was $16.2 million. GAAP operating loss for the same period in 2020 was $4.6 million. The increase is attributed to the acquisition of Neura, a growing number of employees, and expenses related to becoming a publicly traded company.

•	Non-GAAP operating loss for the fourth quarter was $13.8 million. Non-GAAP operating loss for the same period in 2020 was $4.3 million.
•	Cash and cash equivalents and restricted cash as of December 31, 2021, was $208.1 million.

For information regarding the Non-GAAP financial measures discussed in this release, as well as a reconciliation of such Non-GAAP financial measures to the most directly comparable GAAP financial measures, please see “Use of Non-GAAP Financial Information” and “Reconciliation of GAAP to Non-GAAP Financial Information.”

Full Year Key Performance Indicators

•	6 OEM contracts signed during 2021 that brought us to 22 total contracts
•	50 million addressable connected vehicles
•	More than 370 billion data points processed in 2021

Management’s Remarks

“During 2021, we laid the infrastructure to offer solutions for the Mobility-as-a Service, Smart City, Electric Vehicle, Fleet and Transportation sectors. We successfully signed 6 new OEM agreements, expanding the total number to 22, fortifying our strong position as a neutral mobility intelligence platform. We are proud of the growing number of new partnerships that we were able to announce, coupled with our diversified client base across platforms, geographies and use cases,” commented Ben Volkow, Chief Executive Officer.

“As we focused on scaling our go-to-market strategy, we doubled our employee base, and added several industry veterans to our leadership team with broad business experience. We are already seeing the positive impact of these hires on our business.”

“Additionally, we finalized the Neura acquisition during the fourth quarter, and successfully integrated Neura’s patented AI and machine learning capabilities into our offerings, while expanding our total addressable market and targeting the larger mobility ecosystem.”

“I am excited for all the opportunities in 2022 and beyond,” Ben Volkow concluded.

2022 Guidance

In 2022, Otonomo will continue to focus on growth in revenue and OEM partnerships and on expanding diversity in the solutions we offer and our partnerships, including into new geographies.  Otonomo expects to announce its guidance for 2022 by the end of March 2022.

*  *  *  *

Conference Call

Otonomo’s management will host a conference call to discuss the fourth quarter and full year 2021 financial results today, February 15, at 8:30 a.m. Eastern Time. Members of management on the call will include Ben Volkow, CEO, Bonnie Moav, CFO, Doron Simon, EVP of Strategy and Corporate Development and Amit Hammer, EVP of Operations.

Otonomo encourages participants to pre-register for the conference call using the following link:  http://emea.directeventreg.com/registration/7558145.

Participants can choose to view the session via a live webcast from a link on Otonomo’s website at https://edge.media-server.com/mmc/p/wh5qtrn8.

Participants can also choose to call in. They will receive a unique dial-in number upon registration, which will enable immediate access on the day of the call. Please begin by placing your call 10 minutes before the conference call commences. If you are unable to connect using the toll-free number, please try the international dial-in number. Participants may pre-register at any time, including up to and after the call start time.

A replay of the conference call will be available from February 15, 2021, at 12:00 p.m. Eastern Time on Otonomo’s website at https://investors.otonomo.io/news-events/events.

About Otonomo

Otonomo fuels a data ecosystem of OEMs, fleets, and more than 100 service providers spanning the transportation, mobility, and automotive industries. Our platform securely ingests more than 4 billion data points per day globally from over 50 million vehicles licensed on the platform and massive amounts of mobility demand data from multimodal sources, then reshapes and enriches it, to accelerate time to market for new services that improve the mobility and transportation experience. We provide deeper visibility and actionable insights to empower strategic data-driven decisions – taking the guesswork out of mobility and transportation planning, deployment, and operations. Privacy by design and neutrality are at the core of our platform, which enables GDPR, CCPA, and other privacy-regulation-compliant solutions using both personal and aggregate data. Use cases include emergency services, mapping, traffic management, EV management, subscription-based services, micro-mobility, parking, predictive maintenance, insurance, media, in-vehicle services, and dozens of smart city solutions.

More information is available at otonomo.io

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For press inquiries, please contact:
Otonomo
Fred Kohout, CMO
fredk@otonomo.io

For investment inquiries, please contact:
MS- IR for Otonomo
Miri Segal
msegal@ms-ir.com

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the services offered by Otonomo, the anticipated technological capability of Otonomo, the markets in which Otonomo operates and Otonomo’s projected future financial and operational results. These forward-looking statements generally are identified by the words "expect," “strategy,” “future,” “opportunity,” “plan,” “may,” “will continue,” and "intends" and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this announcement, including but not limited to, the ability to implement business plans, forecasts, and other expectations, the ability to identify and realize additional opportunities, and potential changes and developments in the highly competitive data marketplace. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in Otonomo’s final prospectus filed with the SEC on November 3, 2021, and other documents filed by Otonomo from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Otonomo assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Otonomo gives no assurance that it will achieve its expectations.

Use of Non-GAAP Financial Information

In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Otonomo uses the non-GAAP measure of operating loss, which excludes from income, as applicable, share-based compensation expenses, amortization of intangible assets, depreciation of property and equipment and merger and acquisition related expenses. Otonomo’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Otonomo’s ongoing core operations and prospects for the future.  The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the operating loss to the most directly comparable GAAP financial measure is included with the financial statements contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors.

UNAUDITED OTONOMO TECHNOLOGIES LTD. CONSOLIDATED BALANCE SHEET
(in $ thousands)

	As of December 31,
	2021	2020
Assets

Current assets
Cash and cash equivalents, short-term investments and restricted cash	208,080	27,784
Account receivables and other receivables	4,334	314
Total current assets	212,414	28,098

Non-current assets
Other long-term assets	254	202
Property and equipment, net	726	625
Goodwill and intangibles, net	46,483	-
Total non-current assets	47,463	827

Total assets	259,877	28,925

Liabilities, redeemable convertible preferred shares and shareholders' equity (deficit)

Current liabilities
Account payables and other payables	9,353	2,998
Deferred revenue	11	265
Warrants for redeemable convertible preferred shares	-	7,731
Total current liabilities	9,364	10,994

Non-current liabilities
Warrants for ordinary shares	1,924	-
Total non-current liabilities	1,924	-

Redeemable convertible preferred shares	-	77,702
Shareholders’ equity (deficit)	248,589	(59,771)

Total liabilities, and Shareholders’ equity (deficit)	259,877	28,925

UNAUDITED OTONOMO TECHNOLOGIES LTD. CONSOLIDATED STATEMENTS OF OPERATIONS
(in $ thousands)

	Three-month Period ended
	December 31,
	2021	2020

Revenue	1,066	212

Costs of revenue and operating expenses:
Cost of revenue	299	243
Cloud infrastructure (*)	1,075	297
Research and development	4,844	2,105
Sales and marketing	4,348	1,386
General and administrative	6,182	786
Amortization and depreciation	566	33
Total cost of revenue and operating expenses	17,314	4,850

Loss from operations	(16,248)	(4,638)

(*) Cloud infrastructure consists primarily of expenses related to the cost to a third-party cloud service provider to deliver our platform to our users and for internal use.

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL INFORMATION
(in $ thousands)

	Three-months Period Ended
	December 31
	2021	2020

GAAP operating Loss	(16,248)	(4,638)

Share-based compensation (1)	1,850	321
Amortization and depreciation (2)	566	33
	2,416	354

Non-GAAP operating Loss	(13,832)	(4,284)

1. Share-based compensation:
Research and development	378	174
Sales and marketing	469	62
General and administrative	1,003	85
	1,850	321

2. Amortization and depreciation:
Technology amortization	537	-
Depreciation of property and equipment	29	33
	566	33